CM

06050564

SEC ... MISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION AUG 2 4 2006 WASH, DC 213

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-29234

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/05 (MM/DD/YY) AND ENDING 6/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WARD'S FINANCIAL SERVICES, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14720 S. WILL COOK ROAD
(No. and Street)

HOMER GLEN (City) IL (State) 60491 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD WARD 708-645-1850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW KRAUSE & COMPANY, LLP.
(Name – *if individual, state last, first, middle name*)

1301 W. 22ND STREET, SUITE 400 (Address) OAK BROOK (City) IL (State) 60523 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/22 9/27

OATH OR AFFIRMATION

I, RICHARD WARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WARD'S FINANCIAL SERVICES, LTD., as of JUNE 30, 2006, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Linda A McCarthy
Notary Public State of Illinois
My Commission Expires 12/29/2009

Richard Ward
Signature

Principal
Title

Linda A McCarthy
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WARD'S FINANCIAL SERVICES, LTD.

(A Sole Proprietorship)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2006

WARD'S FINANCIAL SERVICES, LTD.

TABLE OF CONTENTS
JUNE 30, 2006

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Ward's Financial Services, Ltd.
14720 South Will Cook Road
Homer Glen, Illinois 60491

We have audited the accompanying financial statements of Ward's Financial Services, Ltd. (A Sole Proprietorship), as of and for the year ended June 30, 2006, as listed in the table of contents. These financial statements are the responsibility of the Proprietorship's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ward's Financial Services, Ltd. (A Sole Proprietorship) as of June 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

July 25, 2006
Oak Brook, Illinois
Illinois License #066-02735

Virchow Krause & Company, LLP

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

Current Assets	
Cash and Cash Equivalents	$ 709,843
Total Cash and Cash Equivalents	709,843
Other Assets	
U.S. Treasury Direct (U.S. Treasury Bills)	75,000
Other Asset	250,000
Total Other Assets	300,000
Total Assets	$ 1,034,843

LIABILITIES AND PROPRIETOR'S EQUITY

Liabilities	$ 272
Proprietor's Equity	1,034,571
Total Liabilities and Proprietor's Equity	$ 1,034,843

See Notes to Financial Statements

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2006

REVENUES

Mutual Fund Commissions	$ 43,091
Securities Commissions	40,608
Interest Income	15,955
Total Revenues	99,654

EXPENSES

Computer Expense	1,580
Telephone/Wire Costs	3,436
Operating Expenses	11,807
Postage	241
Regulatory Fee	2,592
Dues & Subscriptions	1,598
Audit Fees	4,000
Supplies	2,492
Total Expenses	27,746
NET INCOME	$ 71,908

See Notes to Financial Statements

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF CHANGES IN PROPRIETOR'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2006

BALANCE, JULY 1, 2005	$	974,163
ADD:		
Net Income		71,908
SUBTRACT:		
Proprietor's Draw		(11,500)
BALANCE, JUNE 30, 2006	$	1,034,571

See Notes to Financial Statements

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	71,908
Decrease in operating liabilities:		
Accounts payable		(2)
NET CASH PROVIDED BY OPERATING ACTIVITIES		71,906
CASH FLOWS FROM FINANCING ACTIVITIES		
Proprietor's Draw		(11,500)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Treasury Bills		(25,000)
NET INCREASE IN CASH		35,406
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		674,437
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	709,843

See Notes to Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Ward's Financial Services, Ltd. (the "Proprietorship") operates as a sole proprietorship. The Proprietorship collects commissions on sales of mutual funds and other securities. The trades are cleared through Mesirow Financial, Inc., who acts as the clearing agent, on a fully disclosed basis. No monies are received directly by the Proprietorship for these trades. Securities transactions are recorded on a trade date basis. Revenues are recorded when income is earned.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires the sole proprietor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Federal and state income taxes have not been provided as the sole proprietor is liable for such tax payments.

EXPENSES

Expenses are recorded as incurred. The sole proprietor operates other businesses from the same location as the securities business. Expenses are shared with those other businesses. No payrolls are maintained by the Proprietorship, although the Proprietorship performs draws to the sole proprietor, and only those expenses the proprietor considers related to the securities business are reported in these financial statements.

OTHER ASSETS

The other asset represents a non-interest bearing advance to the sole proprietor with the intention of being repaid in future years.

CONCENTRATION OF CREDIT RISK

The Proprietorship had cash balances in excess of $100,000 FDIC limits as of December 31, 2005 and 2004. The Proprietorship has not experienced losses on these accounts and the sole proprietor believes the Proprietorship is not exposed to significant risk on such accounts.

CASH AND CASH EQUIVALENTS

For the purposes of reporting cash flows, cash and cash equivalents are defined as deposits with banks, money market funds, certificates of deposit purchased with maturities of three months or less, and cash on hand.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Proprietorship is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1) which requires the maintenance of a minimum dollar net capital, as defined, of $50,000. This is the applicable minimum net capital because $50,000 is greater than 6-2/3% of total aggregate indebtedness, as defined. At June 30, 2006, the Proprietorship excess net capital was $727,745.

WARD'S FINANCIAL SERVICES, LTD.

COMPUTATION OF NET CAPITAL

PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2006

TOTAL PROPRIETOR'S EQUITY	$	1,034,571
ADDITIONS:		
Subordinated Liabilities		-
DEDUCTIONS:		
Non-allowable assets		
Other		(250,000)
Haircuts- Other Securities		
2% of Capital Preservation Fund (100% U.S. Treasury)		(6,826)
NET CAPITAL	$	777,745
AGGREGATE INDEBTEDNESS:		
Total Liabilities		272
Unrecorded Additions		-
TOTAL AGGREGATE INDEBTEDNESS		272
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0350%
MINIMUM CAPITAL REQUIREMENT:		
The greater of:		
6 2/3% of Total Aggregate Indebtedness		18
Minimum dollar net capital requirement	$	50,000
REQUIRED NET CAPITAL	$	50,000
TOTAL NET CAPITAL	$	777,745
MINIMUM NET CAPITAL REQUIREMENT		50,000
EXCESS NET CAPITAL	$	727,745

WARD'S FINANCIAL SERVICES, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2006

No computation of reserve requirements has been made because Ward's Financial Services, Ltd. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Proprietorship does not carry customers' accounts on its books, and all customer transactions are cleared through another broker-dealer (Mesirow Financial, Inc,) on a fully-disclosed basis.

WARD'S FINANCIAL SERVICES, LTD.

COMPUTATION FOR POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2006

No computation for possession or control requirements has been made since Ward's Financial Services, Ltd. is exempt from these requirements pursuant to paragraph (k)(2)(ii) because the Proprietorship does not carry customers' accounts on its books, and all customer transactions are cleared through another broker-dealer (Mesirow Financial, Inc,) on a fully-disclosed basis.

WARD'S FINANCIAL SERVICES, LTD.

RECONCILIATION

PURSUANT TO RULE 17a-5(d)(4)

JUNE 30, 2006

		RULE 15c3-1		
		Net Capital		***Total Aggregate Indebtedness***
AS REPORTED BY WARD'S FINANCIAL SERVICES, LTD. IN THE UNAUDITED FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE ("FOCUS") REPORT PART II A:				
Net Capital	$	777,745	$	-
Total Aggregated Indebtedness		-		272
Total Audited Balances	$	777,745	$	272

Virchow Krause & company

REPORT ON INTERNAL CONTROL

Ward's Financial Services, Ltd.
14720 South Will Cook Road
Homer Glen, Illinois 60491

In planning and performing our audit of the financial statements of Ward's Financial Services, Ltd. for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we made a study of the practices and procedures followed by the Proprietorship including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Proprietorship does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Proprietorship (1) in making quarterly securities examinations, counts, verifications and comparisons; (2) in the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

225 N Michigan Avenue • Suite 1100 • Chicago, IL 60601-7683 • Tel 312.819.4300 • Fax 312.819.4343
1301 W 22nd Street • Suite 400 • Oak Brook, IL 60523 • Tel 630.990.3131 • Fax 630.990.0039
Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International • www.virchowkrause.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system that we consider to be a material weakness as defined above. The Proprietorship has a limited number of persons involved in the operations; because of this, there are inadequate segregation of duties in the office to provide assurances. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Ward's Financial Services, Ltd. for the year ended June 30, 2006, and this report does not affect our report thereon dated July 25, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

July 25, 2006
Oak Brook, Illinois

Virchow Krause & Company, LLP